UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, March 10, 2009

President of the Comisión Nacional de Valores

D. Eduardo Hecker

S	/	D

Re: Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”).

I have the pleasure of informing you in compliance with Chapter XXI of the Rules of the Comisión Nacional de Valores (CNV) that the Ente Nacional Regulador de la Electricidad (Argentine National Electricity Regulator, or the ENRE) has adopted Resolution No. 55/2009, pursuant to which ENRE has decided to review our application of ENRE Resolution No. 628/2008 since May of 2009 to customers classified as T1R and with bimonthly consumption greater than 1000 Kwh and/or monthly consumption greater than 500 Kwh. In addition, the ENRE has instructed the Company to refrain from distributing any additional invoices to these customers for the period under review.

Please feel free to contact me with any questions or other matters you wish to discuss.

Sincerely,

María Belén Gabutti

Attorney-in-Fact

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: August 11, 2009